Exhibit k.6

Duff & Phelps Utility and Corporate Bond Trust Inc.

55 East Monroe Street

Chicago, Illinois 60603

February 14, 2003

Banc of America Securities LLC

600 Montgomery Street

San Francisco, California 94111

Re: Amendment to Placement Agency Agreement

Ladies/Gentlemen:

Reference is made to that certain Placement Agency Agreement dated as of April 1, 1994 (the “Placement Agency Agreement”) between Duff & Phelps Utility and Corporate Bond Trust Inc. (the “Fund”) and you, as successor to Continental Bank N.A. Capitalized terms used but not otherwise defined herein have the respective meanings given to them in the Placement Agency Agreement.

Concurrently herewith, the Fund will (a) terminate the Credit Agreement dated as of July 29, 1998 among the Fund, various financial institutions, as lenders, and Bank of America National Trust and Savings Association (now know as Bank of America, N.A.), as agent for such lenders, which Credit Agreement is referenced in Section 3(m) of the Placement Agency Ageement and (b) enter into a replacement credit agreement with various financial institutions and The Bank of New York, as administrative agent (as it may be amended, supplemented, amended and restated or otherwise modified or replaced from time to time, the “New Credit Agreement”).

Accordingly, the Fund proposes to amend the Placement Agency Agreement and that this letter evidence our agreement regarding such amendment.

The Placement Agency Agreement is hereby amended as follows:

(a)	All references to “Continental Bank N.A.” or “Continental Bank” shall be deemed to refer to Banc of America Securities LLC;

(b)	The first sentence of Section 3(m) of the Placement Agency Agreement is amended to read in its entirety as follows:

“That certain Credit Agreement, dated as of February 14, 2003, among the Company, certain commercial lending institutions and The Bank of New York, as administrative agent, as the same may be amended, supplemented, amended and restated or otherwise modified or replaced from time to time, remains in full force and effect.”

The execution and delivery of this agreement shall not be deemed to expressly or impliedly amend, modify or supplement provisions of the Placement Agency Agreement other than as set forth herein. The Placement Agency Agreement, as amended hereby, shall continue in full force and effect.

This agreement shall become effective upon the Fund’s receipt of written confirmation from Moody’s and S&P that the amendments to the Placement Agency Agreement described herein will not result in a reduction or withdrawal of their respective ratings of the CP Notes.

This agreement may be executed by the parties on separate counterparts, each of which shall be deemed to be an original, and all of which shall together constitute but one and the same original.

This agreement shall in all respects be governed by and construed in accordance with the internal laws of the State of Illinois without regard to any otherwise applicable principles of conflicts of law.

Please indicate your agreement regarding the proposed amendment by executing a copy hereof where indicated below and returning such executed copy hereof to the Fund.

Very truly yours,

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By:	/s/ Dennis A. Cavanaugh
Name:	Dennis A. Cavanaugh
Title:	Senior Vice President and Chief Investment Officer

Agreed as of the date first above written: BANC OF AMERICA SECURITIES LLC

By:	/s/ Paul Kline
Name:	Paul Kline
Title:	Principal